UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

No. 3399 North Chaoyang Avenue

Baoding 071051

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

EXPLANATORY NOTE

This report on Form 6-K/A amends Yingli Green Energy Holding Company Limited (the “Company”)’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 6, 2020 (the “Original Form 6-K”) to (i) retract Exhibit 99.1 to the Original Form 6-K, (ii) clarify that the Company did not issue a press release to announce the resignation of its independent directors on March 6, 2020, and (iii) furnish the following information on the changes to the Company’s board of directors:

Resignation of independent directors

Due to personal reasons, Mr. Iain Ferguson Bruce resigned as an independent member of the Company’s board of directors, the chairperson of the audit committee, compensation committee and the special committee; Mr. Ming Huang and Mr. Zheng Xue have resigned as independent members of the Company’s board of directors and members of the audit committee, compensation committee and the special committee; and Mr. Junmin Liu resigned as an independent member of the Company’s board of directors and a member of the special committee. All of these resignations became effective on March 6, 2020. The remaining three directors of the Company will continue to form the board of directors to perform its duties.

Dissolution of audit committee, compensation committee and special committee

The directors of the Company passed a resolution to dissolve the audit committee, compensation committee and special committee of the board of directors of the Company due to the resignation of four independent directors. The Company’s entire board of directors have assumed all of the responsibilities previously assigned to the audit committee, compensation committee and special committee. However, the Company’s current board of directors do not include any independent members and each director is also an executive officer of the Company. As such, the Company’s current board of directors may not be able to perform the functions previously assigned to its audit committee, compensation committee or special committee as properly as performed by independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Yiyu Wang
Name: Yiyu Wang
Title: Chief Financial Officer

Date: March 9, 2020